EXHIBIT 4.1

SUMMARY OF THE RUN-OFF PLAN

The principal components of the "Run-Off" plan that was approved by our board of directors are a supervised sale of our credit assets by the end of 2008 and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel.

In this respect, the board of directors also approved the extensive and detailed efficiency plan formulated by our management, which includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

In accordance with the "Run-Off" plan and the complementary efficiency plan, we refrain from granting new loans and our activities concentrate on collection of the existing loans. We implement, and intend to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result there has been a significant increase in our collection costs and legal expenses.

As a direct result of our policy and the extensive efforts we have been investing in collecting our loans, the balance of the loans still held by the public has been significantly reduced. This balance (not including a certain loan guaranteed by the State of Israel and granted out of a deposit that the State of Israel has deposited with us for that purpose), which as of December 31, 2001, amounted to NIS 5,238 million, reached an amount of NIS 2,784 million on December 31, 2003, an amount of NIS 1,276 million on December 31, 2004 and NIS 1,276 million at December 31, 2005.

Even after taking into consideration the allowances for doubtful debts that were made during this period, and which were deducted from this balance, the amount of loans that was collected is considerable.

As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with us as of December 31, 2005 was NIS 178 million, compared with NIS 3,597 million on June 30, 2002.

As part of the implementation of our plans, we have reduced and/or ceased activities we previously conducted. We have significantly reduced our foreign currency and foreign trade activities, and we have completely or almost completely discontinued the following activities: maintenance of a foreign exchange dealing room (for customers), maintenance of current accounts and securities accounts (for private customers), processing grants, independently operating cash and clearing facilities and issuing credit cards.

The reduction in our operations was accompanied by a reduction in our staff. The number of our employees, which as at January 1, 2002 was 170 and as at December 31, 2003 was 79, was reduced to 53 by December 31, 2005.

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In addition to the significant reduction in salary expenses because of the reduction in the number of employees and the salary cutbacks that were made at the beginning of 2003, we are also taking energetic steps to significantly reduce our operating costs, and as part of these steps we moved our offices at the end of the third quarter of 2003 to offices with lower rent and at the beginning of 2004 we outsourced our computer services.

On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's Board of Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005 the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) approved the extension of the Bank's "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt it. The main principles of the Committee's decision from October 10, 2005 are as follows:

     > The assets of the Bank are to be sold of in a supervised process and over a period ending by July 31, 2008, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

     > The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

     > The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

     > The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

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     >    If at the end of the Run-Off plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to Bank of Israel until July 31, 2008. The Government has noted before it the notice of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit line will be assigned in its favor (the debenture dated November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel). It is our understanding that the Government's assuming responsibility for the repayment of the balance of the special line of credit does not derogate from our primary obligation to repay the outstanding balance to the Bank of Israel.

We are presently operating under the terms of the "Run-Off" plan.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the uncertainty of our future upon the expiration of the "Run-Off" plan.